May 8, 1998



Securities and Exchange Commission
450 5th Street. N.W.
Washington, D.C.  20549

         Re:      Antigua Enterprises Inc.
                  Registration Statement on Form S-1
                  Securities and Exchange Commission File No. 333-39929

Ladies and Gentlemen:

         Pursuant to Rule 477 under the Securities Act of 1933, as amended, Antigua Enterprises Inc. (the "Company") hereby requests that its Registration Statement on Form S-1, Securities and Exchange Commission File No. 333-39929, and all amendments thereto (the "Registration Statement"), be withdrawn. The Company has decided not to pursue the offering described therein based on market conditions.

         The Company understands that even after having withdrawn the Registration Statement, the Registration Statement will remain available through EDGAR. The Company wishes to make clear that because of the passage of time, the latest filing is not an accurate representation of the Company's current business, financial condition and results of operations.

                                        ANTIGUA ENTERPRISES INC.


                                        By: /s/ LOUIS B. LLOYD
                                            ---------------------------
                                                 Louis B. Lloyd
                                                 Chairman of the Board

                                        AUTHORIZED U.S. REPRESENTATIVE
                                        THE ANTIGUA GROUP, INC.


                                        By: /s/ GERALD K. WHITLEY
                                            ---------------------------
                                                 Gerald K. Whitley
                                                 Chief Financial Officer